Form MA (Initial)

OMB APPROVAL

OMB Number:	3235-0681
Estimated average burden hours per response:	3.5

    
SAVE   PRINT   SUBMIT   INSTRUCTIONS   EXIT

Filer Information

1. Identifying Information

2. Form of Organization

3. Successions

4. Information About Applicant's Business

5. Other Business Activities

6. Financial Industry and Other Activities of Associated Persons

7. Participation or Interest of Applicant, or of Associated Persons of Applicant, in Municipal Advisory Client or Solicitee Transactions

8. Owners, Officers and Other Control Persons

9. Disclosure Information

10. Small Businesses

Schedule A

Schedule D: Miscellaneous

Documents

Execution

Instructions

EXECUTION

APPLICATION FOR MUNICIPAL ADVISOR REGISTRATION

DOMESTIC MUNICIPAL ADVISOR EXECUTION

You must complete the following execution page to Form MA. This execution page must be signed and attached to your initial application for *SEC* registration and all amendments to registration.

Appointment of Agent for Service of Process

By signing this Form MA, you, the undersigned advisor, irrevocably appoint the Secretary of State or other legally designated officer, of the state in which you maintain your *principal office and place of business*, as your agents to receive service, and agree that such *persons* may be served any process, pleadings, subpoenas, or other papers in (a) any *investigation* or administrative *proceeding* conducted by the *Commission* that relates to the applicant or about which the applicant may have information; and (b) any civil suit or action brought against the applicant or to which the applicant has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States of America or of any of its territories or possessions or of the District of Columbia, where the *investigation, proceeding* or cause of action arises out of or relates to or concerns *municipal advisory activities* of the *municipal advisor*. The applicant stipulates and agrees that any such civil suit or action or administrative *proceeding* may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

Signature

I, the undersigned, sign this Form MA on behalf of, and with the authority of, the *municipal advisor*. The *municipal advisor* and I both certify, under penalty of perjury under the laws of the United States of America, that the information and statements made in this Form MA, including exhibits and any other information submitted, are true and correct, and that I am signing this Form MA as a free and voluntary act.

I certify that the advisor's books and records will be preserved and available for inspection as required by law. Finally, I authorize any *person* having custody or possession of these books and records to make them available to federal regulatory representatives.

Craig Dunlap *(signature)*	08-08-2014
Signature: *	Date: *
Craig Dunlap	
Printed Name: *	Advisor *CRD* Number (if any):
President	
Title: *	

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U.S. Securities and Exchange Commission © 2014